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                                                                Exhibit 4.1(b)

[Letterhead of Mayer, Brown & Platt]


                                   January 29, 1999




Applied Power, Inc.
13000 West Silver Springs Drive
Butler, WI 53007-1093


        Re:   Multicurrency Credit Agreement dated as
              of October 14, 1998 among Applied Power, Inc. Enerpac B.V., various financial institutions, First National Bank of Chicago as Syndication Agent, Societe Generale as Documentation Agent and Bank of America National Trust and Savings Association as Administrative Agent.


Ladies and Gentlemen:

        Reference is made to the above-captioned Credit Agreement ("Credit Agreement"). All capitalized terms used in this letter which are defined in the Credit Agreement shall have the meanings set forth in the Credit Agreement unless otherwise defined herein or the context otherwise requires.

        The Banks hereby consent to the issuance by the Company of up to $200,000,000 of debt in a public offering on or before May 31, 1999 and agree that notwithstanding the provisions of Section 2.8(c) of the Credit
Agreement, the Commitments do not need to be reduced by any portion of the net proceeds of such debt.

        This Consent shall be limited to its terms and shall not constitute a waiver of any other rights that the Banks may have from time to time under the Credit Agreement.

        This Consent shall be effective when consented to by the Required Banks and the Administrative Agent shall inform the Company of such consent.





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[Letterhead of Mayer, Brown & Platt]



Applied Power, Inc.
January 29, 1999
Page 2


        We hereby request that each Bank acknowledge its consent by signing and returning a copy of this letter.